Exhibit 20
NEWS RELEASE	[CIGNA Logo]

For Release:	Immediate	One Liberty Place 1650 Market Street P.O. box 7716 Philadelphia, PA 19192-1550 215.761.1000
Contact:	Gregory Deavens, Investor Relations — (215) 761-6128
Wendell Potter, Media Relations — (215) 761-4450

CIGNA REVISES OUTLOOK FOR SECOND QUARTER AND FULL YEAR

TAKES STEPS TO ACCELERATE IMPROVEMENT OF HEALTH CARE RESULTS

PHILADELPHIA, July 11, 2003 — CIGNA Corporation (NYSE: CI) today announced that it expects earnings for the second quarter and full year 2003 to be lower than previous company estimates, reflecting slower than expected progress in improving the performance of the company’s health care business.

H. Edward Hanway, CIGNA’s Chairman and Chief Executive Officer, stated: “Our actions to date to improve health care results have led to meaningful progress in several important areas. However, preliminary second quarter results indicate that earnings improvement in our health care business will be slower than previously expected, reflecting higher medical costs and lower medical membership. Meanwhile, our other employee benefits businesses continue to perform well.”

CIGNA announced that Mr. Hanway, who headed the company’s health care business from 1996 to 1999 and under whom the unit generated strong growth, has assumed direct control of the health care business while continuing to serve as CIGNA’s Chairman and Chief Executive Officer. Mr. Hanway emphasized that the strong results in the retirement and investment services, group disability and life, and international businesses allow him to focus more time on the company’s top priority, improving the results of its health care operations. Mr. Hanway will work directly with the health care management team to accelerate the unit’s progress and improve operational and financial performance.

Revised Second Quarter and Full Year Earnings Outlook

The company estimates income from continuing operations before realized investment results and special items1 for the second quarter of 2003 to be between $140 million and $160 million, or between $1.00 and $1.15 per share2. Full-year 2003 income, on the same basis, is now estimated to be between $700 million and $750 million, or between $5.00 and $5.25 per share. The company estimates income from continuing operations before realized investment results and special items for the Employee Health Care, Life and Disability Benefits segment to be between $100 million and $110 million for the second quarter 2003 and between $500 million and $550 million for full year 2003.

The decrease in second quarter and full year estimates for CIGNA and the Employee Health Care, Life and Disability Benefits segment primarily reflects higher medical costs and lower medical membership. Higher than expected medical costs reflect operational challenges associated with the transition to the new health care facilitation centers, accelerating costs related to certain provider contract terms, and the impact of reprocessing certain 2002 medical claims. Total medical membership at year-end 2003 is now estimated to be approximately 10% lower compared to year-end 2002 on a same-store basis3, reflecting lower than expected sales and lower customer retention rates.

The company will report its results for the second quarter of 2003 on August 1.

Improving Health Care Results

“Given slower than expected progress in our health care improvement initiatives, we intend to further intensify our efforts. I will be working directly with the health care management team as we focus on these initiatives. Based on the strength of that team, the fundamental soundness of our health care operations, and the progress we have made in several key areas, I have every confidence that we will succeed,” Hanway said.

The company also announced that John W. Coyle, formerly President and Chief Operating Officer of Trigon Healthcare Inc. until its acquisition by another company last year, has joined CIGNA HealthCare to lead its sales, distribution, marketing and medical management operations. “John is a highly respected and experienced leader in the health care industry with a proven track record of success,” Mr. Hanway said. “We are pleased to have John join us and further strengthen our health care team.”

As a result of Mr. Hanway’s decision to directly manage the company’s health care operations, Patrick E. Welch, the current President of CIGNA HealthCare, has chosen to leave the company following a brief transition period. “Pat has brought strong focus to our health care improvement plans. We appreciate his efforts and contributions and wish him well in his future endeavors,” Hanway said.

Mr. Hanway stated that the company has made solid progress in several key areas to improve health care results. “Successful execution of member and employer service initiatives has resulted in a significant improvement in customer satisfaction measures across a range of key aspects of service. We are now delivering service that is in line with our most significant competitors,” Hanway stated. “In addition, underwriting has been strengthened by the new management team put in place late last year. Implementation of restructuring activities directed at improving organizational efficiency and reducing costs is progressing well, and the organizational realignment designed to put stronger focus on the national and regional customer segments is complete,” Hanway said.

With regard to higher than expected medical costs, Mr. Hanway said that the company is implementing five key initiatives aimed at improving medical costs in the second half of the year and beyond. They are: (1) proactive efforts by CIGNA’s clinical staff, working with physicians and hospitals, to ensure appropriate care utilization and quality outcomes; (2) hiring and training of additional nurse case managers to effect better outcomes, aimed at reducing costs and improving quality for employers and their employees; (3) revising benefit plan designs to better align with market trends; (4) standardizing and renegotiating provider contracts; and (5) driving continued improvement in claims processing.

“Recently implemented enhancements to our medical management model and clinical integration capabilities will position the company to continue to effectively help customers realize quality health care outcomes and improved medical costs. These factors, combined with strong service, account management, and sales execution, will position us to resume growth in membership,” Hanway said.

Run-off Reinsurance

CIGNA’s Run-off Reinsurance Operations include domestic and international reinsurance business that has been in run-off since 2000.

The company previously announced plans to undertake a review of assumptions used to determine reserves for certain specialty life reinsurance arrangements covering death benefits on variable annuity contracts. While the review is not yet complete, the company expects to record a charge to strengthen reserves in the second quarter of 2003. This charge is not expected to exceed $300 million after-tax and is not included in the consolidated earnings outlook provided above.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

CIGNA representatives will discuss the topics covered in this news release on a call that will take place at 8:30 a.m. EDT on Monday, July 14, 2003. The call-in numbers for the conference call are as follows:

       1-800-500-0311 (Domestic)
       1-719-457-2698 (International)
       1-888-203-1112 (Domestic Replay)
       1-719-457-0820 (International Replay)

It is strongly suggested that you call by 8:15 a.m. EDT on July 14. The operator will periodically provide instruction regarding the call, as well as procedures in the event of any audio quality problems on your line. Additionally, the conference call will be available on a live webcast through http://www.vcall.com. Please note that this feature will be in listen-only mode.

A replay of this conference call will be available from 11:30 a.m. EDT on Monday, July 14, until 11:59 p.m. EDT on Friday, August 1, 2003. The passcode required to access the replay is 210417.

CIGNA Corporation, headquartered in Philadelphia, and its subsidiaries constitute one of the largest publicly owned employee benefits organizations in the United States. Its subsidiaries are major providers of employee benefits offered through the workplace, including health care products and services; group life, accident and disability insurance; retirement products and services; and investment management. As of March 31, 2003, CIGNA Corporation had consolidated assets of $89 billion and shareholders’ equity of $4.1 billion. Full-year 2002 revenues totaled $19.3 billion. Web site: http://www.cigna.com

*Notes:

1.

Income from continuing operations before realized investment results and special items is a measure of profitability used by CIGNA management because it presents the underlying results of operations of CIGNA’s businesses and permits trend analysis. This measure is not determined in accordance with generally accepted accounting principles (GAAP) and should not be viewed as a substitute for the most directly comparable GAAP measure, which is income from continuing operations. Information is not available for management to reasonably estimate second quarter and full year 2003 realized investment results or special items, with the exception of gains associated with other postretirement benefits (OPEB) related to the 2002 restructuring program as provided below.

For the first quarter of 2003, the company had $21 million and $17 million of after-tax realized investment losses in the consolidated and EHL&DB segment results, respectively. Realized investment results are not predictable, and therefore these amounts are not necessarily indicative of full year results. For the first quarter 2003, the OPEB gain amounted to $4 million after-tax in the EHL&DB segment and consolidated results. For the full year 2003, the OPEB gain is estimated to be approximately $10 million after-tax in both the EHL&DB segment and consolidated results. Special items for the second quarter and full year 2003 could also include potential restructuring charges discussed in the company’s Form 10-Q for the first quarter of 2003, a charge associated with variable annuity death benefit reserves as discussed in this press release, and the impact of any potential settlements of pending litigation.

2.	All earnings per share (EPS) amounts are on a diluted basis.

3.	Membership projection excludes the impact of the sale of the Lovelace Health Systems, Inc. and the impact of exiting the Arizona Medicaid business.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

CIGNA and its representatives may from time to time make written and oral forward-looking statements, including statements contained in this press release, in CIGNA’s filings with the Securities and Exchange Commission, in its reports to shareholders and in meetings with analysts and investors. Forward-looking statements made by CIGNA may contain information about financial prospects, economic conditions, trends and other uncertainties. Forward-looking statements in this press release include: (a) the Company’s revised earnings predictions for the second quarter of 2003 and the full year 2003, and (b) changes in the management of the Company’s health care business. You should not place undue reliance on these forward-looking statements. CIGNA cautions that actual results could differ materially from those that management expects, depending on the outcome of certain factors. Some factors that could cause actual results to differ materially from the forward-looking statements include:

1.	increases in medical costs that are higher than anticipated in establishing premium rates in CIGNA's health care operations, including increased use and costs of medical services;

2.	increased medical, administrative, technology or other costs resulting from legislative and regulatory challenges to, and new regulatory requirements imposed on, CIGNA's health care business;

3.

difficulties in implementing the realignment of health care operations initiated in the second half of 2002 and achievement of the intended customer service improvements, operational efficiencies and cost savings;

4.

the risks associated with pending and potential state and federal health care class action lawsuits, purported securities class action lawsuits, disputes regarding reinsurance arrangements, other litigation challenging CIGNA’s businesses and the outcome of pending government proceedings;

5.	heightened competition, particularly price competition, which could reduce product margins and constrain growth in CIGNA's businesses;

6.	significant reductions in customer retention;

7.	significant changes in interest rates;

8.

downgrades in the financial strength ratings of CIGNA's insurance subsidiaries, which could, among other things, adversely affect new sales and retention of current business, particularly the retirement business;

9.

limitations on the ability of CIGNA's insurance subsidiaries to dividend capital to the parent company as a result of downgrades in the financial strength ratings of the subsidiaries or other financial constraints;

10.

inability of the program adopted by CIGNA to substantially reduce equity market risks for reinsurance contracts that guarantee minimum death benefits under certain variable annuities (including possible market difficulties in entering into appropriate futures contracts and in matching such contracts to the underlying equity risk);

11.

adjustments to the reserve assumptions and other considerations (including lapse, partial surrender, mortality, interest rates, and volatility) used in estimating CIGNA’s liabilities for reinsurance contracts that guarantee minimum death benefits under certain variable annuities;

12.

adjustments to the reserve assumptions and other considerations used in estimating CIGNA's liabilities for reinsurance contracts that guarantee minimum income benefits under certain variable annuities;

13.

significant stock market declines, which could, among other things, reduce results in CIGNA’s retirement business and result in increased pension expenses in CIGNA’s pension plan in future periods and the recognition of additional pension obligations;

14.

unfavorable claims experience related to workers compensation and personal accident exposures of the run-off reinsurance business, including losses attributable to the inability to recover claims from retrocessionaires;

15.	significant deterioration in economic conditions, which could have an adverse effect on CIGNA's operations and investments;

16.	changes in federal income tax laws; and

17.

risk factors detailed in CIGNA’s Form 10-K for the fiscal year ended December 31, 2002 and Form 10-Q for the quarter ended March 31, 2003, including the Cautionary Statement in Management’s Discussion and Analysis.

This list of important factors is not intended to be exhaustive. There may be other risk factors that would preclude CIGNA from realizing the forward-looking statements. While CIGNA may periodically update this discussion of risk factors, CIGNA does not undertake to update any forward-looking statement that may be made by or on behalf of CIGNA prior to its next required filing with the Securities and Exchange Commission.